Filed pursuant to Rule 433

File No. 333-195436

Sprott Physical Silver Trust — Term Sheet

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. See “Risk Factors” in the final base shelf prospectus for a discussion of certain considerations relevant to an investment in the units.

April 8, 2016

Issuer:	Sprott Physical Silver Trust, a closed-end mutual fund trust established under the laws of the Province of Ontario, Canada.

Offered Securities:

12,300,000 units of the Trust (14,145,000 units if the underwriters exercise their over-allotment option in full). Each outstanding unit will represent an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the units.

Issue Price:	US$6.09 per unit.

Listing:

The Trust’s units are listed on the NYSE Arca and the TSX under the symbols
‘‘PSLV’’ and ‘‘PHS.U’’, respectively. The Trust will apply to list the Units to be issued under this offering on the NYSE Arca and the TSX.

Use of Proceeds:

The Trust will use the net proceeds of this offering to acquire London Good Delivery physical silver bullion in accordance with its objective and subject to the investment and operating restrictions described in the Trust’s base shelf prospectus.

Objective of the Trust:

The Trust was created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust does not anticipate making regular cash distributions to unitholders.

Strategy of the Trust:

The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices.

Calculating Net Asset Value:

The value of the net assets of the Trust and the value of net assets of the Trust per outstanding unit of the Trust are determined daily as of 4:00 p.m., Toronto time, on each business day by the Trust’s valuation agent, which is RBC Investor Services Trust. The value of the net assets of the Trust on any such day is equal to the aggregate fair market value of the assets of the Trust as of such date, less an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding units, if any) as of such date. The valuation agent calculates the NAV by dividing the value of the net assets of the Trust on that day by the total number of units then outstanding on such day.

Redemption of Units for Physical Silver Bullion:

Subject to the terms of the trust agreement, units may be redeemed at the option of a unitholder for physical silver bullion in any month. Units redeemed for physical silver bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed units on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed. Redemption requests for silver must be for amounts that are at least equivalent in value to ten London Good Delivery bars or an integral multiple thereof, plus applicable expenses. A unitholder redeeming units for physical silver bullion will be responsible for expenses incurred by the Trust in connection with such redemption and applicable delivery expenses.

A redemption notice to redeem units for physical silver bullion must be received by the Trust’s transfer agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the redemption notice will be processed or, if such day is not a business day, on the immediately following day that is a business day. Any redemption notice received after such time will be processed in the next month. For each redemption notice, the Trust’s transfer agent will send a confirmation notice to the unitholder’s broker that such notice has been received and determined to be complete.

Physical silver bullion received by a unitholder as a result of a redemption of units will be delivered by armored transportation service carrier pursuant to delivery instructions provided by the unitholder to the Manager. Physical silver bullion transported to an account established by the redeeming unitholder at an institution authorized to accept and hold London Good Delivery bars by certain armored transportation service carriers will likely retain its London Good Delivery status while in the custody of such institution; physical silver bullion delivered pursuant to a unitholder’s delivery instruction to a destination other than such an institution will no longer be deemed London Good Delivery once received by the unitholder. The armored transportation service carrier will receive physical silver bullion in connection with a redemption of units approximately 10 business days after the end of the month in which the redemption notice is processed.

Manager:	Sprott Asset Management LP

The Manager is responsible for the day-to-day business and administration of the Trust. The Trust is managed by the Manager pursuant to the trust agreement and the management agreement.

Custodian for Physical Silver Bullion:

The Royal Canadian Mint acts as custodian for the physical silver bullion owned by the Trust. The Mint is responsible for and bears all risk of the loss of, and damage to, the Trust’s physical silver bullion that is in the Mint’s custody, subject to certain limitations based on events beyond the Mint’s control. The Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust.

Management Fee:

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.

Operating Expenses:

Except as otherwise described in the Trust’s base shelf prospectus, the Trust is responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, any investment manager, the Mint, RBC Investor Services Trust as custodian, any sub-custodians, the registrar, the transfer agent and the valuation agent of the Trust; transaction and handling costs for the physical silver bullion; storage fees for the physical silver bullion.

Lock-Up

The Trust has agreed not to issue any Units or securities convertible into or having the right to acquire Units or agree to become bound to do so, or disclose to the public any intention to do so, for a period from today until 60 days following closing of the Offering without the prior written consent of the underwriters.

Form of Offering:

Overnight marketed public offering in all provinces and territories of Canada by way of a supplement to the Trust’s existing short form base shelf prospectus, and in the United States pursuant to a shelf registration statement.

Fee:	4% of the gross proceeds of the offering.

Closing Date:	Expected on April 13, 2016.

Joint Bookrunners:	RBC Capital Markets and Morgan Stanley.

Sprott Physical Silver Trust has also filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Sprott Physical Silver Trust has filed with the SEC for more complete information about Sprott Physical Silver Trust and this offering. Sprott Physical Silver Trust has also filed a base shelf prospectus relating to the offering with each of the provincial securities regulatory authorities in Canada. You may obtain any of these documents for free via EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, Sprott Physical Silver Trust, any underwriter or any dealer participating in the offering will arrange to send you a copy of the U.S. prospectus if you request it from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department, or RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260), or a copy of the Canadian prospectus if you request it from RBC Capital Markets, Attention: Distribution Centre, 180 Wellington Street, 8th Floor, Toronto, Ontario M5J 0C2 (fax: 416-313-6066) or Morgan Stanley & Co. LLC 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department.